Exhibit 12.1
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
(Dollars in thousands)	2009	2008		2007	2006		2005
Including Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(42,621)	$(32,258)		$(302,762)	$(272,008)		$32,283
Plus:
Fixed Charges (excluding capitalized interest)	293,019	349,621		427,141	623,668		670,137

Total Earnings	$250,398	$317,363		$124,379	$351,660		$702,420

Fixed Charges:
Interest expensed and capitalized	$290,451	$347,001		$423,986	$619,094		$665,313
Amortized premiums, discounts, and capitalized expenses related to indebtedness	187	192		633	1,411		1,869
An estimate of the interest component within rental expense	2,381	2,428		2,522	3,163		2,955

Total Fixed Charges	$293,019	$349,621		$427,141	$623,668		$670,137

Ratio of Earnings to Fixed Charges	(A )	(A	)	(A )	(A	)	1.05

Excluding Interest on Deposits

Earnings (Loss):
Pre-tax (loss) income from continuing operations	$(42,621)	$(32,258)		$(302,762)	$(272,008)		$32,283
Plus:
Fixed Charges (excluding capitalized interest)	167,886	192,891		255,909	468,250		563,973

Total Earnings (Loss)	$125,265	$160,633		$(46,853)	$196,242		$596,256

Fixed Charges:
Interest expensed and capitalized	$165,318	$190,271		$252,754	$463,676		$559,149
Amortized premiums, discounts, and capitalized expenses related to indebtedness	187	192		633	1,411		1,869
An estimate of the interest component within rental expense	2,381	2,428		2,522	3,163		2,955

Total Fixed Charges	$167,886	$192,891		$255,909	$468,250		$563,973

Ratio of Earnings to Fixed Charges	(A )	(A	)	(A )	(A	)	1.06

(A)	Due to the Company’s pre-tax losses for the years ended December 31, 2009, 2008, 2007 and 2006 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $42.6 million, $32.3 million, $302.8 million and $272.0 million to achieve a ratio of 1:1 in 2009, 2008, 2007 and 2006, respectively.